Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement Nos. 333-198986 and 333-201677

Free Writing Prospectus dated February 3, 2015

2/3/2015 Fantex, Inc. Enters Into Brand Contract With Rams Defensive Lineman Michael Brockers To view this email as a web page, click here. Fantex, Inc. Enters Into Brand Contract With Rams Defensive Lineman Michael Brockers Fantex, Inc. announced today it has entered into a brand contract with Michael Brockers. Under terms of the contract, Fantex, Inc. would acquire a 10% interest in Mr. Brockers' brand income as defined in the brand contract. Fantex, Inc. estimates Mr. Brockers will earn $72.8 million of brand income during his lifetime, and the company is acquiring 10% of this cash flow stream for $3.44 million – contingent upon Fantex, Inc. obtaining the financing necessary to pay the purchase price. Mr. Brockers was selected 14th overall in the first http://app.fbs.fantex.com/e/es?s=181344204&e=1297&elq=3a10e8033424419bad0b32416ebdc923 1/3

2/3/2015 Fantex, Inc. Enters Into Brand Contract With Rams Defensive Lineman Michael Brockers round of the 2012 draft and just completed his third season as a defensive tackle for the St. Louis Rams. He is the first NFL defensive player to sign a brand contract with Fantex, Inc. "Michael personifies the type of athlete we want to work with," said Fantex CEO and co-founder Buck French. "An exceptional athlete on the field, he has a more-than-meets-the-eye personality off the field, and we look forward to helping him build his audience." Fantex, Inc. intends to offer 362,200 shares of the Fantex Series Michael Brockers Convertible Tracking Stock (OTC: BRKSL) at $10 per share. This security is linked to the underlying cash flows of Michael Brockers' brand, including his current and future playing contracts – as well as certain endorsements and appearance fees and potential post-career income from activities such as broadcasting. Each Fantex, Inc. tracking stock, including Fantex Series Michael Brockers Convertible Tracking Stock, is intended to track and reflect the separate economic performance of a specific brand contract that Fantex, Inc. has signed with an athlete. However, holders of shares of a Fantex, Inc. tracking stock will have no direct investment in that brand contract, associated brand or athlete. Rather, an investment in a tracking stock will represent an ownership interest in Fantex, Inc. as a whole, which will expose holders to additional risks associated with any individual tracking stock that currently exists or that Fantex, Inc. will establish and issue in the future. Each Fantex, Inc. tracking stock is only offered through Fantex Brokerage Services, LLC, an affiliated broker-dealer of Fantex, Inc. and a registered alternative trading system. Fantex Brokerage Services, LLC cannot assure you as to the development or liquidity of any trading market for these tracking stocks. Fantex, Inc. has filed registration statements (including preliminary prospectuses) with the SEC for each of the offerings to which this communication relates. Before you invest, you should read the prospectuses in the respective registration statements and other documents Fantex, Inc. has filed with the SEC for more complete information about Fantex, Inc. and the offerings. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, Fantex, Inc., any underwriter or any dealer participating in the offerings will arrange to send you the prospectus if you request it by calling toll-free 855-905-5050. View the Fantex Michael Brockers prospectus. View the Fantex Alshon Jeffery prospectus. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in http://app.fbs.fantex.com/e/es?s=181344204&e=1297&elq=3a10e8033424419bad0b32416ebdc923

2/3/2015 Fantex, Inc. Enters Into Brand Contract With Rams Defensive Lineman Michael Brockers http://app.fbs.fantex.com/e/es?s=181344204&e=1297&elq=3a10e8033424419bad0b32416ebdc923 3/3 which registration and other legal requirements have not been fulfilled. Fantex, Inc. 330 Townsend St., Suite 234 San Francisco, CA 94107 © 2014 Fantex, Inc. Privacy Statement | Manage Subscriptions | Contact Us